

October 13, 2022

<u>Via Email</u>

Veena K. Jain
Faegre Drinker Biddle & Reath LLP
320 S Canal St Suite 3300
Chicago, IL 60606

> Nomura Alternative Income Fund
> Initial Registration Statement on Form N-2
> <u>File Nos. 333-267402 and 811-23826</u>

Dear Ms. Jain,

On September 13, 2022, Nomura Alternative Income Fund (the "<u>Fund</u>") filed a Registration Statement on Form N-2 (the "<u>Registration Statement</u>") under the Securities Act of 1933, as amended (the "<u>1933 Act</u>") and the Investment Company Act of 1940, as amended (the "<u>1940 Act</u>"). We have reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

**GENERAL**

1. We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3. We note that the Registration Statement discloses a number of requests for exemptive relief (*e.g.*, multi-class and co-investment relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

4. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

**PROSPECTUS**

**<u>Cover page</u>**

5.      Please disclose that the Fund may invest in below investment grade debt securities (commonly referred to as "high yield" securities or "junk bonds"), including securities of stressed and distressed issuers.

6.      The Prospectus indicates that the Fund will use leverage.  Please note this on the cover and identify the form(s) the leverage is expected to take (*e.g.*, credit facilities, reverse repurchase agreements etc…).  Please add a cross reference to the Prospectus disclosure regarding the risks associated with a leveraged capital structure.  [Item 1.1.j and Guidelines to Form N-2, Guide 6.]   In the *Fund Summary*, please add a brief discussion regarding use of leverage, the form(s) the leverage is expected to take, the risks related to the Fund's use of leverage, and a cross reference(s) to the more fulsome discussion of leverage in the Prospectus.

7.      In the paragraph that begins "[t]his Prospectus concisely provides information that you should know . . ." please provide the information required by the fourth and fifth sentences of Item 1.1.d.

8.      Please revise the discussion relating to repurchase offers to address the following comments:

   a.   that the repurchase offers will be made subject to certain conditions;

   b.   the intervals between deadlines for repurchase requests, pricing and repayment; and

   c.   when the Fund expects to make its initial repurchase offer.

   Please also consider disclosing the current expected percentage of shares to be repurchased.

9.      The last bullet point states "[a]ll or a portion of an annual distribution may consist solely of a return of capital …" Please supplementally explain why an annual distribution would consist solely of a return of capital or revise disclosure.

**<u>Fund Summary</u>**

***The Fund and the Shares***

10.      The disclosure states that "[t]he Fund has applied for and expects to receive an exemptive order from the SEC with respect to the Fund's multi-class structure."  Please revise the Registration Statement here and elsewhere to remove language regarding the Fund's expectations with respect to the SEC's issuance of exemptive relief or assumptions that exemptive relief will be granted (*e.g.,* see Note 4 to the *Fund Fees and Expenses* table).

In each instance, please ensure that the disclosure includes the statement that there is no assurance that the Fund will be granted the exemptive order.

### *Investment Objectives and Strategies*

11.    The disclosure states that the Fund may invest "through investment vehicles ("Underlying Funds)." "Underlying Funds" are defined in *Risk Factors* as "mutual funds (including money market funds), BDCs, closed-end funds, ETFs and other registered and private investment companies." Please disclose the types of investment vehicles that constitute the defined term "Underlying Funds" the first time the term is used, and use the defined term consistently throughout the Registration Statement.

12.    The Fund may invest in convertible securities ("CoCos") as part of its principal investment strategy. Please supplementally inform us of the amount the Fund currently intends to invest in CoCos. If CoCos will be a principal type of investment, please provide a description of CoCos and appropriate risk disclosure in the Prospectus.

13.    The disclosure states that "the Fund normally will have a short to intermediate average portfolio duration". Please specify how "average portfolio duration" is measured (*e.g.*, market weighted average duration). In an appropriate location later in the Prospectus, please explain the term and provide an example.

### *Fees and Expenses*

14.    The disclosure states that the Investment Management Fee is an annual rate of [ ]% "based upon the Fund's average daily net assets." Please reconcile with the statement under *Conflicts of Interest* that "the Investment Management Fee is based on the value of the Fund's assets." Will the Investment Management Fee be paid on net assets rather than managed assets?

### *The Offering*

15.    The disclosure states that "the Fund, in its sole discretion, may accept investments below these [investment] minimums." Please include a cross reference to the disclosure in the Prospectus relating to waivers of investment minimums available to certain groups of investors.

16.    The disclosure states that "Shares will generally be offered for purchase on any day the New York Stock Exchange ("NYSE") is open for business (each, a "Business Day"), except that Shares may be offered more or less frequently as determined by the Fund in its sole discretion." Please explain in an appropriate location in the Prospectus what the Fund means by "more … frequently" in the statement.

### *Distribution Policy*

17.    Please briefly describe the consequences of making distributions from offering proceeds or borrowings.

18.     The last sentence includes cross references to sections titled "Distributions" and "Dividend Reinvestment Plan." We note that these sections to not appear in the Prospectus.

### Repurchase Offers

19.     Please revise the discussion to summarize the key features of the Fund's repurchase offers as outlined under *Tender Offers/Offers to Repurchase* and *Tender/Repurchase Procedures.*

### Risk Factors

20.     Please briefly summarize the principal risks of an investment in the Fund.  [Instruction to Item 3.2.]

### Fund Fees and Expenses

21.     Note 1 to the table states that "[t]he Fund may impose repurchase fees of up to 2.00% on shares accepted for repurchase that have been held for less than one year."  Likewise, Note 2 states that "[u]nless eligible for a waiver, purchases of $[ ] or more of Class [ ] Shares will be subject to an early withdrawal charge of 1.00% if the shares are repurchased during the first 12 months after their purchase."  Please clarify in the disclosure that the Fund will not impose both the repurchase fee referenced in Note 1 and the early withdrawal charge referenced in Note 2 on the same Shares or explain the basis for charging both.  Please also revise these statements to clarify that these fees will not be charged until the Fund has received an exemptive order permitting the Fund to charge such fees.

22.     Please delete the last two sentences of Note 3.  This disclosure is not necessary in the notes to the fee table and is otherwise already disclosed in the Prospectus.

23.     Please add a note to the *Fees and Interest Payments on Borrowed Funds* line item disclosing the expected form(s) of leverage, and the estimated amount (as a percentage of Fund assets) and cost of leverage.

24.     Note 6 states that the Fund will bear its *pro rata* share of the expenses of Private Funds. Elsewhere the Fund states that it will invest in Underlying Funds, which are defined in *Risk Factors* as "mutual funds (including money market funds), BDCs, closed-end funds, ETFs and other registered and private investment companies."  Fees and expenses of all underlying investment companies should be reflected in *Acquired Fund Fees and Expenses*. Please supplementally inform us why the Fund singles out Private Funds in this note.

25.     Please supplementally confirm that all expenses associated with the identification, selection, monitoring and servicing of portfolio investments, to the extent borne by the Fund, are reflected under *Other Expenses*.

26.     The expense example assumes that the Expense Limitation and Reimbursement Agreement will remain in effect for two years.  The exact term of the agreement is not yet disclosed.  Please supplementally confirm that the initial term of the Expense Limitation and Reimbursement Agreement will remain in effect for at least two years from the effective date of the Registration Statement.

**Investment Objectives and Strategies**

27.     The Fund may invest in "public equity" and "equity co-investments."  Please clarify in the disclosure what is meant by these terms.

28.     The investment strategy discussion lists various instruments in which the Fund may invest; however, only direct loans are discussed in any detail in the section.  If the Fund will focus primarily on direct loans, please revise the strategy discussion throughout to make this intention clear.  Otherwise, please disclose the key characteristics of the Fund's principal investments or revise the section to provide a balanced discussion of all of the Fund's principal investments.

29.     With respect to direct loans, if accurate, please make clear that the Fund will originate loans.  Please disclose, if accurate, that the Fund will be responsible for all expenses associated with originating (including research, due diligence, use of experts, structuring and negotiations) and servicing such loans (to the extent not borne by the borrowers).  Please also disclose the following:

   a.   any limits on loan origination by the Fund, including a description of any limits imposed by the Fund's fundamental investment restrictions (*e.g.*, concentration limits);

   b.   the loan selection process, including any limits or targets on maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

   c.   the underwriting standards for the loans;

   d.   whether and to what extent the Fund expects to originate subprime loans;

   e.   whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

   f.   whether the Fund will set up its own online lending platform to originate these loans.

   We may have further comments or questions after reviewing your responses.

30.     Please supplementally disclose the extent of the Fund's expected investments in PIK instruments and OID securities.  We may have further comments based on your response.

31.     We note that the *Principal Risk Factors* discuss the risks of investments and strategies
        that are not disclosed in the investment strategy discussion, including: (a) borrowing/use
        of leverage; (b) interest rate management; (c) covenant-lite loans; (d) preferred securities;
        (e) the types of Underlying Funds in which the Fund expects to invest; (f) derivatives,
        including options, swaps, futures contracts, forward agreements and reverse repurchase
        agreements; (g) hedging of currency risk; (h) warehouses; and (i) co-investments with
        affiliates.  Please revise the investment strategy discussion to ensure that all investments
        and strategies that are discussed under *Principal Risk Factors* that are principal
        investments or strategies of the Fund are discussed in the principal strategies discussion.
        If any of the instruments or strategies discussed under *Principal Risk Factors* are not
        principal investments or strategies, please so indicate and move such disclosure to a
        separate section of the prospectus.  [Item 8.4.]

**Principal Risk Factors**

32.     The *Principal Risk Factors* section is almost 28 pages, divided into three subsections, and
        comprises more than 40% of the length of the Prospectus.

        a.  Please consider revising the risk factors to consolidate overlapping or similarly
            themed risks.  Please group any risks that are not material risks to the Fund in a
            separately headed subsection or move such risks to the SAI.

        b.  Please reorder the risks to prioritize the risks that are most likely to adversely
            affect the Fund's net asset value, yield and total return.  [*See* ADI 2019-08 -
            *Improving Principal Risks Disclosure*.]

        We may have further comments after reviewing the revised disclosure.

33.     Please delete the last sentence under *Legal, Tax and Regulatory* risk.  The disclosure
        should not suggest that the Fund returns could be higher if it did not have to comply with
        applicable laws.

*General Investment-Related Risks*

34.     Please update *Pandemic Risk* to reflect recent Federal Reserve actions on interest rates.

*Investment Strategy-Specific Investment-Related Risks*

35.     Please revise the introductory sentence to this section to remove the reference to the SAI
        and replace "some of the specific risks" with "the specific material risks".

36.     The Fund discusses follow-on investments under *Need For Follow-On Investments*.
        Please supplementally confirm that follow-up funding does not refer to a contractual
        obligation to make further investment in a company, whether such commitment is
        unconditional or subject to specified conditions.  Also, if the Fund may be prevented

from making certain follow-on investments because it has not received a co-investment exemptive order, please address this in the risk factor.

37.     Under *Repurchase Offers; Limited Liquidity*, Please provide a more fulsome disclosure of the risks of the Fund's share repurchase program including, to the extent applicable, the following risks:

   a.   to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares may be a taxable event for shareholders;

   b.   repurchase offers may force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund's investment performance;

   c.   if the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market;

   d.   if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income;

   e.   use of offering proceeds to fund Share repurchases may constitute a return of capital and will lower a shareholder's tax basis in his or her shares, and that any capital returned to shareholders through repurchases will be distributed after payment of Fund fees and expenses; and

   f.   the Fund may involuntarily repurchase Shares under certain circumstances.

38.     The Fund includes *Focused Investment Risk*.  If the Fund intends to focus investment in any particular industry or sector, please identify with specificity and add applicable risk disclosure.

39.     *Underlying Fund Risk* discusses the risk that shares of ETFs and closed-end funds may trade at premiums or discounts to their NAVs.  Please add that the bid-ask spread on ETF and closed-end fund shares may widen under the same circumstances.  Please also briefly explain in the disclosure the terms "premium or discount to NAV" and "bid-ask spread."

40.     Under *Derivative Instruments* the disclosure states that the Fund "may use options, swaps, futures contracts, forward agreements, reverse repurchase agreements and other similar transactions."  If the "other similar transactions" are principal investments, please specify what these are.  If not, please remove the catch-all from the sentence.

41.     Please update *Derivative Instruments* and *Segregation and Coverage Risk* in this section and *Fundamental Policies* in the SAI in light of the compliance date for Rule 18f-4 under the 1940 Act and the elimination of SEC guidance on asset segregation to "cover" derivatives positions.

42.     Under *Foreign Investments*, the disclosure states that the Fund may invest in emerging markets.  If the Fund will invest significantly in China, please add China-specific risk disclosure.

43.     Under *RIC-Related Risks of Generating Non-Cash Taxable Income,* please add disclosure to address the following comments:

   a. make clear that PIKs are OID securities;

   b. annual distribution requirements may be paid from offering proceeds; and

   c. the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity (because it represents a non-cash component of the Fund's taxable income that must, nevertheless, be distributed in cash to avoid the Fund being subject to corporate level taxation).

## Management of the Fund

44.     The disclosure states that the Investment Manager "is responsible for determining and implementing the Fund's overall investment strategy."  Please provide a more detailed description of the Investment Manager's duties in this regard.

## Investment Management Fees

45.     Please add the statement required by Item 9.1(b)(4).

## Administration

46.     Please add "Transfer Agency" to this heading as Ultimus Fund Solutions, LLC will also serve as the Fund's transfer agent.

## Fund Expenses

47.     The Fund will bear the fees and expenses in connection with its organization.  Please disclose how the expenses will be amortized and the period over which the amortization will occur. [Item 9.1(f).]

## Voting

48.     If fractional Shares have fractional voting rights, please so state.

## Conflicts of Interest

49.     The disclosure identifies the use of leverage as creating a conflict of interest for the Investment Manager.  We note that the Investment Management Fee is calculated based on the "Fund's average daily net assets" and does not include assets attributable to leverage.  Please revise to explain how leverage creates a conflict of interest for the

Investment Manager when assets attributable to leverage are not included for purposes of calculating the Investment Management Fee.

**Tender Offers/Offers to Repurchase and Tender/Repurchase Procedures**

50.    There is no discussion of the Fund conducting tender offers pursuant to rule 13e-4 of the Securities Exchange Act of 1934, as amended.  To avoid investor confusion, please remove the reference to tender offers from both headings and elsewhere in the Prospectus.

51.    The two sections contain duplicative and sometime conflicting disclosure.  To aid in investor understanding of the repurchase offer mechanics, please consider streamlining the disclosure by consolidating the sections and eliminating duplicative and inconsistent disclosure.

52.    Please add the following information to the discussion:

   a.   how and until when shareholders may withdraw or modify their tenders;

   b.   how shareholders may ascertain the NAV per share during the period that the repurchase offer is open;

   c.   that if the exemptive order is granted, the Fund will/may impose an early repurchase fee of up to 2.00% on Shares accepted for repurchase that have been held for less than one year.  That the early repurchase fee will only be imposed if the Fund receives an exemptive order from the SEC permitting imposition of the fee and that there is no assurance that the SEC will grant such relief;

   d.   if a repurchase offer is suspended or postponed, the Fund will provide notice to shareholders of such suspension or postponement.  If the Fund renews the repurchase offer, it will send a new notice to shareholders; and

   e.   a cross reference to the discussion of the federal tax consequences to shareholders of the repurchase of Shares.

53.    Please consider disclosing the current expected percentage of share to be repurchased and in which months quarterly repurchase offers are expected to occur.

54.    The Fund states that it may enter into one or more credit agreements or other similar agreements to, among other things, satisfy repurchase requests from shareholders.   If the Fund intends to incur debt to finance Share repurchases, please disclose the maximum amount of debt that may be incurred for this purpose and the restrictions on leverage imposed by Rule 23c-3.

55.    The disclosure states that "if a repurchase offer is oversubscribed, the Fund may offer to repurchase additional Shares in an amount determined by the Board that are tendered by an estate (an "Estate Offer")" and "[i]f a Shareholder tenders a portion of his Shares and

the repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum of $[ ], the Fund reserves the right to repurchase all of such Shareholder's outstanding Shares." We note that these adjustment violate the all holders rule. Please remove the disclosure or explain your legal basis for these adjustments.

## Transfer of Shares

56.    Please confirm that the transfer restrictions disclosed in this section are applicable and if not, revise as necessary.

## Credit Facility

57.    Please consolidate the discussion under *Credit Facility* in a new section discussing the Fund's use of leverage generally.  Consider moving the new leverage discussion to follow *Investment Objectives and Strategies*.  Please ensure that the discussion covers the form(s) of leverage the Fund expects to use, Fund and regulatory limits on the use of leverage, that shareholders will bear all costs and expenses associated with any leverage incurred by the Fund, and a discussion of, or cross-reference to, the risks associated with the use of leverage.

58.    Please disclose the material restrictions that the Fund would expect in entering into a credit facility. Please supplementally disclose if the terms of any credit facility are expected to be finalized before the requested date of acceleration. If so, please update this section in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility. Please also file the executed credit facility (which may be redacted in accordance with Form N-2) as an exhibit to the Registration Statement.

59.    Please supplementally disclose whether the Fund intends to issue senior securities within twelve (12) months of the effective date of this Registration Statement.  We may have further comments depending on your response.

## Taxes

60.    Please consider adding a discussion of the federal tax treatment of the Fund's investments in Underlying Funds.

### *Sales, Exchanges and Redemptions*

61.    Please revise this section to reflect that the Shares may only be redeemed through the Fund's share repurchase program.

## Description of Shares

62.    The disclosure states that the Board may "vary the characteristics of Class [ ], Class [ ] and Class [ ] Shares" and lists examples of the variations that may be effected by Board

action.  Please supplementally explain how the Board may vary the characteristics of existing classes with respect to the variations described in (1), (2), and (5).

## Purchasing Shares

63.     Please revise the discussion under *Purchase Terms* to reflect the Fund's operation as a continuously offered fund.

## STATEMENT OF ADDITIONAL INFORMATION

## Fundamental Policies

64.     The staff believes that the Fund's statement in the last sentence of the first paragraph conflicts with Section 8(b)(1) of the 1940 Act.  Please remove the sentence.

65.     With respect to the fifth fundamental policy, please disclose that the Fund intends to look through a private activity municipal bond whose principal and interest payments are principally derived from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when applying the Fund's concentration policy.

66.     Please revise the explanatory note on senior securities in light of the treatment of reverse repurchase agreements, short sales and unfunded commitment agreements under Rule 18f-4.

## PART C

## Item 30.  Indemnification

67.     Please include the statement required by Rule 484(b)(3) under the 1933 Act.

## Signatures

68.     We note that the Registration Statement is signed by a single trustee of the Fund.  Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

*   *   *   *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.  Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6907 or chooy@sec.gov.


Sincerely,
/s/ Yoon Choo
Senior Counsel


cc:  Andrea Ottomanelli Magovern, Assistant Director
     Sally Samuel, Branch Chief